EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Build-A-Bear Workshop, Inc.

We consent to the use of our report dated March 5, 2004, except as to Note 2(q) and Note 13 which are as of August 10, 2004, with respect to the consolidated balance sheets of Build-A-Bear Workshop, Inc. as of December 28, 2002 and January 3, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 3, 2004, incorporated herein by reference.

As discussed in Note 2(q) to the consolidated financial statements, the Company adopted Emerging Issues Task Force Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share.

/s/ KPMG LLP
St. Louis, Missouri
October 29, 2004